Exhibit (a)(5)(D)

For Immediate Release

Contact:	Mike Verrechia
Morrow & Co., Inc.
203-658-9400
Ault.info@morrowco.com

SL INDUSTRIES, INC. ANNOUNCES SUCCESSFUL

CONCLUSION OF AULT TENDER OFFER

MT. LAUREL, NEW JERSEY, JANUARY 26, 2006 . . . SL INDUSTRIES, INC. (AMEX & PHLX:SLI) today announced that it has successfully completed its cash tender offer for the outstanding shares of common stock of Ault Incorporated (NASDAQ:AULT). The tender offer, previously announced on December 23, 2005, expired, as scheduled, at 12:00 midnight, New York City time, on January 25, 2006. Approximately 86.9% of the outstanding Ault shares were tendered in response to SL Industries’ $2.90 per share cash offer. In addition, SL holds approximately 4.8% of the outstanding Ault shares so that an aggregate of approximately 91.7% of the outstanding Ault shares have been tendered in the offer or are held by SL.

James Taylor, CEO of SL Industries, reiterated, “We are very excited about Ault becoming part of the SL Industries family. Ault’s dedicated employees, broad customer base and new product and service lines have tremendous strategic potential. Ault will immediately expand our operational footprint; provide additional marketing opportunities via cross-selling; and, most importantly, provide our collective customers a stronger worldwide technical services partner.”

Frederick Green, CEO of Ault, added, “The Ault team is very excited that this combination with SL Industries creates a growth platform with the required technical capabilities to lead the markets we serve. As part of SL Industries, our primary focus will be to market new high quality services and products targeted to our new company’s large installed base of customers and future prospects.”

The Depositary for the offer, American Stock Transfer & Trust Company, has advised SL Industries that a total of 4,226,531 shares of Ault common stock were validly tendered in the offer and not withdrawn, not including 14,591 shares tendered pursuant to guaranteed delivery procedures. Payment for the tendered shares, at the purchase price of $2.90 per share, net to the seller in cash and without interest, will be made promptly.

SL Industries expects to acquire additional Ault shares from those that were tendered pursuant to guaranteed delivery procedures. The remaining Ault shares not acquired in the tender offer would be acquired through a short-form merger under Minnesota law. In the merger, each share of Ault common stock that remains outstanding (other than those owned by SL Industries or its subsidiary) will be converted into the right to receive the same consideration paid for shares in the tender offer. Under applicable law, the merger is not subject to approval of the shareholders of Ault. SL Industries expects to complete the merger promptly.

NOTICE TO INVESTORS

The statements in this release regarding the merger are forward-looking statements. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, in the case of the acquisition of Ault, changes in the competitive landscape in the industry in which Ault operates and the failure to successfully integrate Ault into SL Industries and, in the case of the merger, the failure of any of the conditions precedent to be satisfied or waived. Further explanation of the terms and conditions of the merger is set forth in the relevant tender offer documents that were filed with the United States Securities and Exchange Commission (“SEC”) on December 23, 2005. These materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s web site (www.sec.gov) or from Morrow & Co., Inc. by calling 203-658-9400 or by email to Ault.info@morrowco.com.

ABOUT SL INDUSTRIES

SL Industries, Inc. designs, manufactures and markets power electronics, power motion, power protection, teleprotection and communications equipment and systems that is used in a variety of medical, aerospace, computer, datacom, industrial, telecom, transportation and electric power utility equipment applications. For more information about SL Industries, Inc. and its products, please visit SL Industries’ web site at WWW.SLINDUSTRIES.COM.

ABOUT AULT

Ault is a leading manufacturer of power conversion products and is a major supplier to original equipment manufacturers of wireless and wire line communications infrastructure, computer peripherals and handheld devices, medical equipment, industrial equipment and printing/scanning equipment.